[SIMPSON THACHER & BARTLETT LLP LETTERHEAD]

                                                     October 13, 2017

VIA COURIER AND EDGAR

Re:	CorePoint Lodging Inc.
Registration Statement on Form 10
File No. 001-38168

Coy Garrison, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Garrison:

On behalf of CorePoint Lodging Inc. (“CorePoint Lodging”), we are providing the following responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 2, 2017, regarding Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form 10 (the “Registration Statement”). To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by CorePoint Lodging. Capitalized terms used herein that are not otherwise defined shall have the meanings assigned to such terms in Amendment No. 1.

CorePoint Lodging anticipates filing Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with the Commission following release of La Quinta Holdings Inc.’s (“La Quinta”) financial results for the nine months ended September 30, 2017.

Exhibit 99.1

Unaudited Pro Forma Consolidated Financial Statements, page 91

1.	We note your response to comment 5 and that you will update the pro forma financial statements for the debt refinancing. Please clarify for us if such pro forma adjustments will result in the pro forma financial statements reflecting only the portion of the refinanced debt that will be carried by CorePoint Lodging, or all the refinanced debt, including the portion that will be carried by New La Quinta after the spin transaction. We may have further comment.

SECURITIES AND EXCHANGE COMMISSION	2	October 13, 2017

CorePoint Lodging respectfully acknowledges the Staff’s comment and advises the Staff that when it updates its pro forma financial statements for the debt refinancing in a subsequent amendment to the Registration Statement, such adjustments will result in its pro forma financial statements reflecting only the portion of the refinanced debt that will be carried by CorePoint Lodging.

Note 3: Spin-off Adjustments, page 98

2.	We note your adjustment (f) and your revisions to page 150 related to your franchise agreement fees. Please confirm for us that your adjustment for incremental royalty fees will reflect all the fees noted in the paragraph labeled ‘Fees’ on page 150. Alternatively, tell us how you determined it is not necessary to reflect all such fees in your pro forma financial statements.

CorePoint Lodging respectfully advises the Staff that the fees listed on page 150 have historically been incurred by the Owned Hotel segment of La Quinta as part of La Quinta’s historical franchise and management agreements and are not changing as a result of the spin-off. These fees have been included in CorePoint Lodging’s pro forma financial statements at their historical rates. When complete, adjustment (f) to the pro forma financial statements will describe and disclose all changes in fee expenses related to the updated management and franchise agreements CorePoint Lodging will enter into with New La Quinta at the time of the spin-off.

Financial Statements for CorePoint Lodging Inc.

Note 3 – Commitments and Contingencies

Organization costs and registration expenses, page F-4

3.	We note your response to comment 17; specifically, you state you have no intent or obligation to reimburse La Quinta for any of these expenses. Based on your footnote disclosure, it appears that such costs will become a liability upon effectiveness. Please revise or advise.

CorePoint Lodging respectfully advises the Staff that these organizational costs are considered to be a related party transaction, and such costs were incurred or paid by La Quinta on behalf of CorePoint Lodging. Such costs will not become a liability upon effectiveness for CorePoint Lodging. CorePoint Lodging intends to revise the disclosure on page F-4 as follows in Amendment No. 2:

SECURITIES AND EXCHANGE COMMISSION	3	October 13, 2017

“Organization costs and registration expenses—The Corporation’s organization costs and registration expenses are paid by the Corporation’s parent, La Quinta Holdings Inc. on the Corporation’s behalf. Organization costs and registration expenses include all costs to be paid by the Corporation’s parent in connection with the registration statement on Form 10. As of [            ], 2017, certain organization costs and registration expenses totaling $[            ] were incurred by La Quinta Holdings Inc. and are not reflected in the accompanying balance sheet because such costs are not a liability of the Corporation as the Corporation is not required to reimburse La Quinta Holdings Inc. for these costs.”

Financial Statements for La Quinta Holdings Inc.

General

4.	We note your response to comment 18 and your statement that Schedule III is not required for La Quinta Holdings Inc.’s registration statements or Form 10-Ks, but will be required for future filings of CorePoint Lodging Inc. Please tell us how you determined it was unnecessary to provide a Schedule III in the current Form 10 filed by CorePoint Lodging Inc.

Subject to the then current corporate income tax environment, CorePoint Lodging intends to elect and qualify to be subject to tax as a REIT for federal income tax purposes beginning in the 2018 taxable year. It will not have elected REIT status for the year ended December 31, 2017 or 2016. As of December 31, 2016, CorePoint Lodging was not in existence. On May 8, 2017, it was formed as a seed entity with $1 in assets. CorePoint Lodging had no real estate assets as of December 31, 2016 or May 8, 2017 to include in a Schedule III. Since there were no real estate assets held by CorePoint Lodging on December 31, 2016 or May 8, 2017, it would not be possible to reconcile a Schedule III listing assets back to the financial statements for CorePoint Lodging as of either date. CorePoint Lodging respectfully acknowledges that once the internal reorganization is complete, whereby the real estate assets of La Quinta have been transferred to CorePoint Lodging and its subsidiaries and CorePoint Lodging is in the “business of acquiring and holding for investment real estate or interests in real estate”, CorePoint Lodging will be required to include a Schedule III in its registration statements or Form 10-Ks, as applicable.

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SECURITIES AND EXCHANGE COMMISSION	4	October 13, 2017

Please do not hesitate to call me at 212-455-7614 with any questions or further comments you may have regarding this submission or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	Securities and Exchange Commission

    Howard Efron

    Jennifer Monick

    Rahul Patel, Esq.

La Quinta Holdings Inc.

    James H. Forson

    Mark M. Chloupek, Esq.